Filed by NYSE Euronext Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: NYSE Euronext (Commission File No. 333-149480) The Amex Membership Corporation

On May 12, 2008, NYSE Euronext gave the following presentation to American Stock Exchange listed companies and specialists:

Welcome to the NYSE Euronext Family of Listed Companies

Agenda:

►	Who we are

►	Status of Integration Planning

►	What you can expect post merger

Global Listing Platform

NYSE Euronext

Strategic Relationships

Americas

The world's largest equity market

NYSE
- Cash Equities
- Fixed Income

NYSE Arca
- Cash Equities
- Equity Options
- ETFs

Europe

Gateway to the Eurozone

Euronext
- Cash Equities
- Bonds
- Trackers
- Certificates
- Warrants

Alternext
- Cash Equities

Euronext.liffe
- Derivatives

Latin America

Bovespa Holding SA
- Equity stake

Asia

Tokyo Stock Exchange
- Strategic alliance

National Stock Exchange of India
- Equity stake

Multi Commodity Exchange (India)
- Equity stake

- NYSE Euronext-listed Company Market Capitalization is $27.3 trillion
- Average daily trading value is approximately $169.6 billion
- Trading over 4,600 issuers from 55 countries

Status of Integration Planning

Regulatory Status Timeline

- Hart-Scott-Rodino approval received March 6th
- S-4 effective May 8th
- 19b-4 approval expected Summer 2008
- Amex member vote June 17th
- Anticipated closing 3Q 2008

NYSE Euronext

What you can expect

- **Depending on eligibility, Amex Companies will be listed on one of the 3 platforms:**
  - NYSE
  - NYSE Arca
  - NYSE Alternext
    - A Vibrant Small and MicroCap Market
- **Continuity of Relationships**
  - Specialists
  - Listing Staff

NYSE Euronext

Specialists and Trading Floor ◄

- Seven Specialist Firms trading at Post 1 & 2

- Full NYSE Trading Environment

  - NYSE Trading Systems
    - Highly resilient, low latency systems
  - Regulatory Framework
  - Training

- Accommodate Amex companies on Floor as soon as possible following close of merger.

NYSE Euronext.

Services Portfolio

Currently Available:

- NYSE MarketFocus Report
- NYSEfacts/Educational Programs
- Business Wire Discount
- Virtual Investor Forums
- NYSE Magazine
- Use of NYSE facilities for analyst and board meetings

TALKING TURNAROUNDS
nyse
FREEDOM FIGHTER
nyse
CEO REPORT 2008

NYSE Euronext

Services Portfolio ◂

Within 12 Months:

- **NYSEnet**
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Welcome to NYSEnet

Monday
May 05, 2008

Composite Price History 08/03/2007 - 05/02/2008

> more

Price
$50
$45
$40
$35
$30
$25
$20
08/03/2007
09/06/2007
10/09/2007
11/09/2007
12/13/2007
01/17/2008
02/21/2008
03/26/2008
04/28/2008

In Millions
400
320
240
160
80
0

Previous Day's Trading 05/02/2008

> more

	Open	High	Low	Close	Net Change	Volume	Short Volume	% of NYSE Volume
NYSE	33.4000	33.6200	33.1700	33.3400	.2200	10,915,900	2,822,400	25.86%
Composite	33.4100	33.6200	33.1700	33.3400	.2200	40,669,676		

As of 09:38 ET 05 May 2008 Refresh

		Last Price: N	33.12 -
Open:	33.36	Change:	-0.22 (-0.66%)
Prev. Close:	33.34	Volume:	1,679,931

Bid: N	33.12	Ask: O	33.12	High:	33.36
Bid Size:	13	Ask Size:	28	Low:	33.07

Click here to view NYSE OpenBook®

NYSE Market: CLOSED
VOLUME: 134,225,000

Powered by NYSE MarketTrac

NYSE Composite	9,440.41	10.76
DJIA	13,003.41	54.79

As of 09:37 ET 05 May 2008

Bulletin Board

> more

- Tokyo Stock Exchange Chooses NYSE Euronext Technology for its Options Market
- Bursa Malaysia and NYSE Euronext Collaborate on an Open, Standards-based Derivatives DMA Platform
- NYSE Arca Reduces Fees for Equities and Options Trading, Effective April 1, 2008
- NYSE Plans to Introduce Reserve Orders for Electronic Entry
- NYSE Euronext to Purchase CME Group Metals Complex
- NYSEfacts Registration

Short Interest

Calculated bi-monthly and contains the reported uncovered short positions of NYSE-listed securities reported by broker dealers.

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Short Interest 05/15/2007 - 04/15/2008

Print | Download

(NYSE Trading Information Only)

77
70
63
56
49
42
35
28
21
14
7
0
In Millions
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
2007
2008
Mid Month
End of Month

Month	Short Shares	Days To Cover
04/15/2008	53,262,486	0.70
03/31/2008	57,930,098	0.97
03/14/2008	44,893,178	0.80
02/29/2008	42,317,371	1.04
02/15/2008	46,387,551	1.06
01/31/2008	52,849,074	0.86
01/15/2008	40,856,759	1.07
12/31/2007	47,277,258	1.18
12/14/2007	52,159,346	1.03
11/30/2007	52,681,095	1.25
11/15/2007	61,608,091	1.64
10/31/2007	66,708,279	1.76
10/15/2007	62,274,725	2.58
09/28/2007	65,851,636	1.78
09/14/2007	59,716,675	1.49
08/15/2007	67,353,998	1.37
07/13/2007	59,152,142	1.43
06/15/2007	59,904,006	1.90
05/15/2007	53,509,446	1.37

Click here for Short Interest Schedule

Trading History

Displays detailed daily, monthly and quarterly trading information for a company's common stock.

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Symbol	Type	Timeframe	
SYMBOL LOOKUP	Single / Range	Day / Week / Month / Quarter	05/02/2008 VIEW

Trading Summary 05/02/2008

Print Download

(NYSE Trading Information Only)

Open	High	Low	Close	Net Change
33.4000	33.6200	33.1700	33.3400	0.2200

Trade Size	Number of Trades	Volume of Shares Traded
0-2099	12,902	5,423,000
2100-4999	599	1,809,100
5000-9999	163	1,012,300
10000+	38	2,671,500
Total	**13,702**	**10,915,900**

Daily Block Trades

Displays each block trade that occurred during the day by time, indicating the number of shares and price.

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Trading History
Trading Summary
NYSE Short Volume
Daily Block Trades
Summary
Price History
At the NYSE

Symbol	Timeframe	
SYMBOL LOOKUP	05/02/2008 VIEW	

Daily Block Trades 05/02/2008

Print Download

(NYSE Trading Information Only)

Trade Time: 09:30-10:00 | 10:01-11:00 | 11:01-12:00 | 12:01-13:00 | 13:01-14:00 | 14:01-15:00 | 15:01-16:15

Trade Time	Price ($)	Size
09:30 - 10:00		+ back to top
09:30:14	33.4000	741,500
09:30:14	33.4000	19,200
09:31:50	33.4900	9,700
09:32:03	33.5000	10,000
09:32:08	33.5000	8,300
09:32:13	33.5000	12,600
09:32:16	33.4600	6,900
09:32:45	33.4800	8,600
09:32:47	33.4700	6,900
09:33:01	33.5000	6,200
09:33:06	33.5000	20,000

Composite Price History

Daily stock prices and volume for the NYSE and the regional stock exchanges. Includes the composite open, high, low, close, net change and volume for the selected stock.

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  - **Composite Price History**
  - Corporate Actions
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Symbol	Type	Timeframe
SYMBOL LOOKUP	Single Range *	Day Week Month Quarter

* A maximum of one year of data can be viewed

Price
In Millions
$45
$40
$35
$30
$25
$20
400
320
240
160
80
0

Composite Price History 05/02/2007 - 05/02/2008

Click here to see: Chart | Data Table

Date	Open	High	Low	Close	Net Change	Volume
05/02/2008	33.4100	33.6200	33.1700	33.3400	0.2200	40,669,678
05/01/2008	32.8000	33.2900	32.6400	33.1200	0.4200	42,004,328
04/30/2008	32.6500	33.2800	32.6000	32.7000	-0.1200	40,399,255
04/29/2008	33.1900	33.2600	32.7500	32.6200	-0.3500	40,096,399
04/28/2008	33.4700	33.6600	33.0300	33.1700	-0.1600	37,636,636
04/25/2008	33.0100	33.3900	32.8100	33.3300	0.5200	41,483,455
04/24/2008	32.4400	33.3700	32.4300	32.8100	0.4500	54,557,472
04/23/2008	32.4900	32.7200	32.2800	32.3600	0.0300	41,380,471
04/22/2008	32.5000	32.7000	32.2000	32.3300	-0.1300	41,004,358
04/21/2008	32.7000	32.7400	32.3800	32.4600	-0.2300	33,371,297
04/18/2008	32.4200	32.9700	32.2700	32.6900	0.6700	72,049,268
04/17/2008	32.1100	32.4000	31.9991	32.0200	-0.2100	61,075,993

NYSE Market Focus

Daily e-mail summary providing trading analysis for a company and its peers; updates on global indices, commodities and currencies; and financial news coverage.

NYSE

NYSE Market Focus.

Personalized report for

Company XYZ (XYZ)

Company Overview

DAY SUMMARY

30.97 -0.11 -0.35%

Total Volume	65,300	52 Week Range	22.45-32.51
Block Volume	n.a.	Day Range	30.93-31.48
Prev Close	31.08	Market Cap	$2.93B

TODAY'S RANGE (XYZ)

52 Week Range
22.02
32.31
30.63
31.60

DAY CHART (XYZ)

31.40
31.00
30.60
11am
1pm
3pm
XYZ Volume (Incremental)
3.0K
2.0K
1.0K
0.0

VOLUME COMPARISON (XYZ)

352.6
285.2
249.2
270.8
Today Vol
1 Month Avg
3 Month Avg
1 Year Avg
Rolling time period

Peer Overview

PEER PERFORMANCE CHART

XYZ
ATH
DME
ART
HYS
1%
0%
-1%
-2%
10am
11am
12pm
1pm
2pm
3pm
4pm

PEER COMPARISON

	XYZ	ATH	DME	ART	HYS
Last Price	30.97	86.38	39.50	34.60	35.93
Prev. Close	31.08	86.97	39.21	33.53	35.94
Change	-0.11	-0.59	+0.29	+1.07	-0.01
Percentage Change	-1.35%	-1.08%	+0.74%	+0.88%	-2.02%
Today's Range	30.93 - 31.48	85.25 - 88.00	39.44 - 39.95	34.02 - 34.75	35.83 - 36.83
1 Mo. Performance	+1.30	+5.78	-1.27	+4.28	-5.87
3 Mo. Performance	+4.44	+18.03	+2.60	+6.50	-7.47
52 Week Range	22.45 - 32.51	64.26 - 112.00	33.90 - 42.15	26.80 - 37.50	30.52 - 54.00
Total Volume	65,300	2.57M	11.31M	26.40M	3.58M
Block Trades/Volume	n.a.	116,300	1.06M	4.16M	855,200
1 Mo. Average Daily Vol.	280,776	7.13M	36.40M	104.23M	5.58M
Closing Bid	n.a.	n.a.	n.a.	n.a.	n.a.
Closing Ask	n.a.	n.a.	n.a.	n.a.	n.a.
Market Cap	$2.93B	$22.59B	$395.25B	$322.35B	$13.23B
VWAP	31.21	86.37	39.64	34.33	36.48

HEADLINES FROM PEER GROUP

11/13/07 00:05	Standard & Poor's Announces Changes to U.S. Index
11/12/07 22:48	Fitch Downgrades Primerica Life Insurance Company to 'AA'; Outlook Negative
11/12/07 19:30	Developed and Emerging World Equity Markets Post Strong October Returns
11/12/07 15:15	Diana Shipping Inc. Announces Time Charter Contract for MV Diana
11/10/07 01:00	Gardy & Notis, LLP Files Securities Fraud Class Action Against

Market Overview

MAJOR INDICES

DOW JONES INDUSTRIAL AVERAGE INDEX

13,290
13,150
13,010
11am
1pm
3pm

DJIA	13,307.09	+318.54	+2.46%
NYSE Composite	9,860.98	+291.01	+3.04%
S&P 500	1,481.05	+41.87	+2.91%
NASDAQ Composite	2,673.65	+85.52	+3.46%

CURRENCY CROSSRATES

	USD	EUR	CAD	GBP	YEN	BRL
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
EUR	1.4525	1.0000	1.4060	0.7071	159.1400	2.5950
CAD	1.0322	0.7112	1.0000	0.5029	113.1160	1.8483
GBP	2.0513	1.4138	1.9888	1.0000	225.0600	3.6861
YEN	0.0091	0.0063	0.0088	0.0044	1.0000	0.0164
BRL	0.5573	0.3854	0.5410	0.2713	61.0644	1.0000

DAY RECAP

Stocks End Broadly Lower As DJIA Eventually Joins S&P, Nasdaq in Red. A bounce for big-name financial issues helped the blue-chip Dow industrials hold higher ground for much of the session. Eventually, the DJIA joined the broader S&P and Nasdaq in the red. Technology sector weakness stretched to a new week.

COMMODITIES

COMMODITY RESEARCH BUREAU (CRB) INDEX FUTURES

360.00
350.00
9am
11am
1pm
3pm
5pm

DJ Oil Index	616.19	-24.98
DJ Metals Index	352.75	30.77
CRB Index	349.51	-5.03

eGovDirect.com

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XYZ Company

XYZ Co.

Symbol	NYSE Security Classification	Previous Day's Close*	Previous Day's Volume*	Shares Issued and Outstanding	Specialist Firm
XYZ	Common Stock	$82.73	4,420,033	250,000,000 as of Apr 04, 2007	BEAR WAGNER SPECIALISTS, LLC

Action Items

File Interim Written Affirmation — Expected by Mar 10, 2008

Submission of Interim Written Affirmation is required.

Report Shares Issued and Outstanding — Expected by Apr 10, 2008

Report Shares Issued and Outstanding for NYX.

NYSE Contacts

Your assigned NYSE account representatives and other NYSE contacts are listed below. Select a contact's email address to send a message.

Functional Area	Department/Region	Name	Phone	Email
Client Service	Managing Director	Frederick J. Emken	(212) 656-5082	cpgqa2@dev-domain.com
	Senior Vice President - Eastern	Thomas E. Veit	(212) 656-5185	cpgqa2@dev-domain.com

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Dividend
Report Dividend Declaration
Historical Dividends
Planned Dividend Payment Cycle
Provide information about the declaration of your dividend.
Symbol | Security Name | NYSE Security Classification | CUSIP | Pays Dividend
NYX | NYSE Euronext Common Stock | Common Stock | 629491 10 1 | Quarterly
Is NYSE Euronext reporting declaration of its quarterly dividend ?
Yes
No
Indicate the type of dividend NYSE Euronext is declaring
Cash only
Other (including a stock distribution, stock split, spin off, or other distribution)
Dividend Details
Enter all applicable information for the dividend.
*Declaration Date:
*Record Date:
*Payable Date:
Enter the amount of the dividend
Regular Dividend:
Long-term Capital Gains:
Short-term Capital Gains:
Return of Capital:
Special:
Other:
Total Dividend Amount:
Comments:
Remaining number of characters: 500
*Has a press release announcing declaration of this dividend been issued?
Yes
No
Date press release was issued:

Board of Directors

Update and maintain board members’ vital information .

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Board of Directors

Current Board | Statistical Summary | Board History

View and update information about the Board of Directors.

As of : Apr 12, 2007

Director Name	Title	Company Affiliation	Independent	Audit
Alice M. Rivlin	Professor	Brookings Institution	✓	
Andre Dirckx	former Managing Director	Generale Bank	✓	
Brian Williamson	former Chairman	London International Financial Futures & Options Exchange	✓	
Dominique Hoenn	Vice Chairman of the Supervisory Board	Euronext	✓	
Duncan M. McFarland	Retired Chairman & CEO	Wellington Management	✓	
Ellyn L. Brown	President	Brown & Associates	✓	
George Cox	Member	Supervisory Board of Euronext	✓

Director Lookup Tool

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Search by Variable Criteria | Search by Company | Search by Director

Displays Public and Private Board Assignments

Public Board Company Detail

NYSE Group, Inc., [NYX]

New York, NY, USA

Select Director Name to view the details of an individual director's board affiliations and committee assignments

This Company's Board of Directors					Committee Seats, All Companies			
Director Name	**Primary Company Functional Responsibilities**	**Primary Company Name**	**Age**	**Gender**	**Audit**	**Compensation**	**Nominating**	**Total Number of Boards Served**
Ellyn L. Brown	President	Brown & Associates	56	F				1
Marshall N. Carter		Retired	66	M			✓	1
William E. Ford	President	General Atlantic, LLC	45	M		✓		5
Shirley Ann Jackson	Presiden							

Director Detail

Dr. Shirley Ann Jackson Ph.D.

Title : President
Primary Company Name : Rensselaer Polytechnic Institute
Functional Responsibilities : President
Age : 60 Gender : F

Director's Public Board Company Assignments and Committee Seats Held

Public Board Company Name	Ticker Symbol	Public Board Company City, State, Country	Audit	Compensation	Nominating
NYSE Group, Inc.	NYX	New York, NY, USA		✓	
International Business Machines Corporation	IBM	Armonk, NY, USA			✓
FedEx Corporation	FDX	Memphis, TN, USA			✓

IMPORTANT INFORMATION WITH RESPECT TO THE MERGER

In connection with the proposed acquisition by NYSE Euronext of The Amex Membership Corporation (“MC”), NYSE Euronext filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, containing a proxy statement/prospectus regarding the proposed transaction. The parties have filed other relevant documents concerning the proposed transaction with the SEC. The SEC declared the Registration Statement on Form S-4 effective on May 8, 2008. MC MEMBERS ARE URGED TO READ THE FINAL PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, BECAUSE IT CONTAINS IMPORTANT INFORMATION. MC members can obtain a free copy of the final proxy statement/prospectus, as well as other filings containing information about NYSE Euronext and Amex without charge, at the SEC’s website (http://www.sec.gov). Copies of the final proxy statement/ prospectus can also be obtained, without charge, by directing a request to the Office of the Corporate Secretary, NYSE Euronext, 11 Wall Street, New York 10005, 212-656-2061 or to Amex, Attention: Office of Corporate Secretary, 86 Trinity Place, NY, NY 10006, 212-306-1408.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This document may contain forward-looking statements, including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements concerning NYSE Euronext’s and Amex’s plans, objectives, expectations and intentions and other statements that are not historical or current facts. Forward-looking statements are based on NYSE Euronext’s and Amex’s current expectations and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Factors that could cause NYSE Euronext’s and Amex’s results to differ materially from current expectations include, but are not limited to: NYSE Euronext’s and Amex’s ability to implement their respective strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk and U.S. and global competition, and, in the case of NYSE Euronext, other factors detailed in NYSE Euronext’s reference document for 2006 (“document de référence”) filed with the French Autorité des Marchés Financiers (Registered on June 6, 2007 under No. R.07-0089), 2007 Annual Report on Form 10-K, and other periodic reports filed with the U.S. Securities and Exchange Commission or the French Autorité des Marchés Financiers. In addition, these statements are based on a number of assumptions that are subject to change. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such projections herein should not be regarded as a representation by NYSE Euronext or Amex that the projections will prove to be correct. This document speaks only as of this date. NYSE Euronext and Amex disclaim any duty to update the information herein.